UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-3/A
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
CORPORACIÓN DURANGO, S.A.B. DE C.V.

(Name of applicant)
Torre Corporativa Durango, Potasio 150, Ciudad Industrial
Durango, Durango, United Mexican States 34220

(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Step Up Rate Senior Guaranteed Notes due 2016	Up to US$250,000,000 aggregate principal amount

Approximate date of proposed public offering:	July 31, 2009, unless extended
Name and address of agent for service:
McKinley Paper Company
Attention: Herberto Baez
Crowne Plaza
11498 Luna Road
Farmers Branch, TX 75234
with a copy to:
Emilio J. Alvarez-Farré
White & Case LLP
Wachovia Financial Center
200 South Biscayne Boulevard
Suite 4900
Miami, Florida 33131
THE GUARANTORS LISTED ON SCHEDULE A HERETO
Corporación Durango S.A.B. de C.V. (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after filing a further amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Act”), may determine upon written request of the Company.

SCHEDULE A
OTHER REGISTRANTS—SUBSIDIARY GUARANTORS

IRS Employer
		Jurisdiction of	Identification
Name	Address	Incorporation	Number

Administración Corporativa de Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Ponderosa Industrial de México, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Empaques de Cartón Titán, S.A. de C.V.	Miguel Barragán No. 307 Pte, Col. 15 de Mayo Monterrey, Nuevo León	United Mexican States	N/A
Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Paper International, Inc.	PO Box 100 County Road 19 Prewitt, NM 87045	New Mexico	85-0407677
Reciclajes Centauro, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
Porteadores de Durango, S.A. de C.V.	Selenio y Manganeso Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Líneas Aéreas Ejecutivas de Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Inmobiliaria Industrial Tizayuca, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Servicios Industriales Tizayuca, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Atenmex, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Atensa, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Administradora Industrial Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Cartonpack Industrial, S.A. de C.V	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Eyemsa Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Ectsa Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
Administración Industrial Centauro, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A

IRS Employer
		Jurisdiction of	Identification
Name	Address	Incorporation	Number

Mexpape, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
Fapatux, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
Servicios Pipsamex, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
Formatodo Industrial, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
Fiber Management of Texas, Inc.	11498 Luna Road Farmers Branch, TX 75234	Texas	11-3664991
Grupo Pipsamex, S.A. de C.V.	Poniente 140 No 840 Industrial Vallejo CP 02300 Azcapotzalco, Mexico, D.F.	United Mexican States	N/A
McKinley Paper Company	11498 Luna Road Farmers Branch, TX 75234	New Mexico	85-0403462
Summafibers, Inc.	11498 Luna Road Farmers Branch, TX 75234	Texas	26-2995891
Empresas Titán, S.A. de C.V.	Potasio 150, Ciudad Industrial Durango, Durango United Mexican States 34220	United Mexican States	N/A
The name and address, including zip code, telephone number and area code, of the above listed registrants’ agent for service of process is McKinley Paper Company, Attention: Herb Baez, 11498 Luna Road, Farmers Branch, TX 75234, (972) 591-4100.

GENERAL
1. General Information. Furnish the following information as to the applicant:
(a)	Form of organization: Corporation (sociedad anónima bursátil de capital variable).

(b)	State or other sovereign power under the laws of which organized: United Mexican States (“Mexico”).
2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.
     The Company proposes to issue the Step-Up Rate Senior Guaranteed Notes due 2016 (the “New Notes”), which are the subject of this application, to holders of the Company’s outstanding 10.5% Senior Notes due 2017 (the “Existing Notes” or “2017 Notes”). The Company believes that the issuance of New Notes to such persons will be exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).
     The New Notes will be issued pursuant to the plan of reorganization (convenio concursal) (the “Plan of Reorganization”) in the Company’s commercial reorganization (concurso mercantil) proceeding under Mexico’s Business Reorganization Act (Ley de Concursos Mercantiles) before the District Court for Civil Matters for the District of Durango (the “Mexican Court”). The Plan of Reorganization will be governed by Mexican law.
     Under the terms of the Company’s Plan of Reorganization, upon final approval of the Plan of Reorganization by the Mexican Court, the Existing Notes will be cancelled and the holders of those notes other than the Company and any Company-related entity will be entitled to receive their ratable share of (1) US$250,000,000 in principal amount of the New Notes, (2) 17,397,511 shares of common stock, without par value, of the Company (the “Shares”), and (3) a one-time cash payment of US$10,000,000.
     On November 26, 2008, the Mexican Court declared the Company to be in concurso mercantil (commercial reorganization) under the Mexican Business Reorganization Act. Since November 2008, the Company and an Ad Hoc Bondholders Committee have engaged in negotiations towards an agreement on a plan of reorganization. On February 24, 2009, the Mexican Court certified the list of recognized creditors in the Company’s commercial reorganization proceeding (the “Recognized Claims”). On May 19, 2009, the Company entered into a plan support agreement (the “Plan Support Agreement”) with the Note Guarantors named therein and the holders of the Existing Notes named therein. Pursuant to the Plan Support Agreement, the parties agreed to pursue a consensual financial restructuring of the Company’s unsecured indebtedness.
     As of the date of the Plan Support Agreement, the creditors parties thereto collectively held approximately 66.1% of the Company’s unsecured debt. In a commercial reorganization proceeding under the Mexican Business Reorganization Act, a debtor can confirm a plan of reorganization with the support of the holders of a majority of its recognized debt. The plan of reorganization, as so confirmed, would be binding on all of a debtor’s unsecured creditors. The creditors that are parties to the Plan Support Agreement therefore hold a sufficient aggregate principal amount of the Company’s Recognized Claims to permit the confirmation of the Plan of Reorganization under the Mexican Business Reorganization Act by the Mexican Court.
     On June 10, 2009, the conciliator (conciliadora) appointed by the Mexican Federal Institute of Commercial Reorganization Specialists (Instituto Federal de Especialistas de Concursos Mercantiles) in the Company’s commercial reorganization proceeding submitted the Plan of Reorganization to the holders of Recognized Claims that are party to the Plan Support Agreement and these creditors executed the Plan of Reorganization. The Company submitted the executed Plan of Reorganization to the Mexican Court for its approval on June 29, 2009.
     Pursuant to the requirements of the Mexican Business Reorganization Act, the conciliator is obligated to distribute a copy of the Plan of Reorganization to the holders of the Recognized Claims. Pursuant to the Plan Support Agreement, the Company is obligated to deliver a copy of an English translation of the materials distributed by the conciliator to such holders no less than five business days prior to the deadline for such creditors to communicate to the conciliator their assent to the Plan of Reorganization. The conciliator provided the Plan of Reorganization to the holders of the Recognized Claims on June 10, 2009 and the Company provided an English translation of the Plan of Reorganization on June 16, 2009.

     The New Notes will be issued pursuant to an Indenture filed herewith as Exhibit T3C-1. The New Notes will bear interest at the total rate of 6.00% per annum until July 2010, 7.00% per annum from July 2010 through July 2013, and 10.00% per annum thereafter until maturity in July 2016. Interest on the New Notes will be payable quarterly in January, April, July, and October of each year. The Company will have the option to pay in kind and capitalize a percentage portion of the applicable interest rate during the first three years of the New Notes (up to 3% of the applicable interest rate in the first two years and up to 2% in the third year) and add to the outstanding principal balance of the New Notes such applicable paid in kind interest. Thereafter, the amount of such additional paid in kind interest capitalized will constitute additional paid in kind principal, will for all purposes of the Indenture constitute a principal obligation, and will bear interest at the applicable interest rate beginning on the date that such additional paid in kind interest is capitalized. After three years, the entire applicable interest amount is payable in cash.
     The New Notes will be redeemable at any time with 30-days prior notice at a redemption price equal to par plus accrued interest thereon. The New Notes will be guaranteed by the Company’s subsidiaries.
     The Company engaged Rothschild Inc. (“Rothschild”) for financial advisory services in connection with the Company’s restructuring. Rothschild advised the Company with respect to the financial terms of the Plan Support Agreement. The Company agreed to reimburse the expenses of Rothschild incurred in connection with the services rendered and to pay Rothschild a fee for its financial advisory services. No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive New Notes or Shares. Holders of Existing Notes are not required to make any payment in connection with the Plan of Reorganization.
     The Company has not sold, and does not intend to sell, directly or indirectly, any securities of the same class as the New Notes or the Shares by or through an underwriter at or about the same time as, or at any time during the pendency of, the approval of the Plan of Reorganization by the Mexican Court.
AFFILIATIONS
3. Affiliates.
     The following list sets forth the affiliates of the Company and their respective percentages of voting securities as of July 22, 2009.
Controlling Shareholders
     NKM Corporativo, S.A. de C.V. and the Rincón Family Trust collectively own, directly and indirectly, 66.3% of the outstanding voting stock of the Company. Each of these entities holds shares in the Company for the benefit of Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martin Rincón, and Mayela Rincón de Velasco (collectively, the “Rincón Family”). Upon consummation of the Plan of Reorganization, the Company will distribute Shares representing 41.0% of its outstanding voting and capital stock after the issuance. As a result of such distribution, NKM Corporativo, S.A. de C.V. and the Rincón Family Trust will own directly and indirectly 39.1% of the outstanding voting stock of the Company, and ANG Entreprise Privee, S.A. de C.V., a Mexican company controlled by relatives of the Rincón Family, will own directly and indirectly 35.0% of the outstanding voting stock of the Company.
Subsidiaries
     As of July 22, 2009, the organizational structure of the Company is as set forth below. No changes to the organizational structure of the Company are contemplated as a result of the consummation of the Plan of Reorganization.

*	Conicepa = Compañía Norteamericana de Inversiones en Celulosa y Papel, S.A. de C.V.

(1)	16.19% is controlled through Corporación Durango, S.A.B. de C.V.
Other Affiliates
     Operadora Omega Internacional, S.A. de C.V. (“OOI”), a Mexican company owned by the Rincón Family. OOI is the owner of Durango Paper Company, a Delaware corporation with no current operations. NKM Corporativo, S.A. de C.V., a Mexican company owned by the Rincón Family.

MANAGEMENT AND CONTROL
4. Directors and executive officers.
     The following table sets forth the name and office of all directors and executive officers of the Company as of July 22, 2009. The address of each director and executive officer is c/o Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220.

Name	Position
Miguel Rincón Arredondo (1)	Chairman of the Board of Directors and Chief Executive Officer
Ignacio Rincón Arredondo (1)	Director and Chief Operating Officer
José Antonio Rincón Arredondo (1)	Director and Vice President of Development
Mayela Rincón de Velasco (1)	Director, Vice President and Chief Financial Officer
Jesús Rincón Arredondo (1)	Director
Wilfrido Rincón Arredondo (1)	Director
Ángel Del Palacio Elizondo	Director
Buenaventura G. Saravia	Director
Martín Rincón Arredondo (1)	Director
José A. Hernández Güereca	Director and President of the Audit and Corporate Practices Committee
Gustavo Peyro Medina	Audit and IT Manager
Jesús Romo Carrasco	Controller
Gabriel Villegas Salazar	Secretary of the Board and General Counsel

(1)	Miguel Rincón Arredondo, José A. Rincón Arredondo, Jesús Rincón Arredondo, Wilfrido Rincón Arredondo, Ignacio Rincón Arredondo, Martín Rincón Arredondo and Mayela Rincón de Velasco are siblings.
5. Principal owners of voting securities.
     The following table sets forth, as of July 22, 2009, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company. The Company has one class of common stock. The address of each shareholder set forth below is c/o Torre Corporativa Durango, Potasio 150, Ciudad Industrial, Durango, Durango, United Mexican States 34220.

Col. A			Col. D
Name and Complete	Col. B	Col. C	Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Rincón Family Trust (1)	Common Shares	69,765,001	40.8%
NKM Corporativo, S.A. de C.V. (2)	Common Shares	43,739,250	25.6%

(1)	The beneficiaries of the Rincón Family Trust are Miguel Rincón, José Antonio Rincón, Jesús Rincón, Wilfrido Rincón, Ignacio Rincón, Martín Rincón, and Mayela Rincón.

(2)	NKM Corporativo, S.A. de C.V. is wholly-owned by the Rincón Family.
     Upon the consummation of the Plan of Reorganization, the Company will distribute to holders of the Existing Notes common shares representing approximately 41.0% of its outstanding capital stock after the issuance. As a result of the dilution resulting from such distribution, the security ownership of each person known by the Company to beneficially own 10% or more of the voting securities of the Company will be as set forth below.

Col. A			Col. D
Name and Complete	Col. B	Col. C	Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Rincón Family Trust	Common Shares	69,765,001	24.1%
NKM Corporativo, S.A. de C.V	Common Shares	43,739,250	15.1%
ANG Entreprise Privee, S.A. de C.V.	Common Shares	101,485,483	35.0%

UNDERWRITERS
6. Underwriters.
(a)	Persons acting as underwriters within the last three years:

Underwriters of the offering of the 2017 Notes completed on October 5, 2007:

Merrill, Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center New York, New York 10080
(b)	The Company has not, and will not, engage any underwriter in connection with the Plan of Reorganization.
CAPITAL SECURITIES
7. Capitalization.
(a)	Authorized classes of securities as of July 22, 2009.

Col. A	Col. B		Col. C
Title of Class	Amount Authorized		Amount Outstanding
Common Shares (1)		289,958,522		171,005,196
2017 Notes	US$	520,000,000	US$	520,000,000
Step Up Rate Senior Guaranteed Notes (2)	US$	250,000,000		—

(1)	Upon the consummation of the Plan of Reorganization, the Company will issue 118,953,326 Common Shares.

(2)	Upon the consummation of the Plan of Reorganization, the Company will issue Step Up Rate Senior Guaranteed Notes in an aggregate principal amount of US$250,000,000.
(b)	Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.
     The holders of common shares are entitled to vote on all matters submitted to a vote of the shareholders, with each share being entitled to one vote.
INDENTURE SECURITIES
8. Analysis of Indenture provisions.
     The Notes will be issued pursuant to an Indenture to be entered into between the Company, as issuer, and Wilmington Trust FSB, as Trustee, Registrar and Transfer Agent (the “Indenture”). The following is an analysis of the Indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939, as amended (the “Act”). Items (a) through (e) below set forth only the provisions of the Indenture required to be analyzed by section 305(a)(2) of the Act. The following does not purport to set forth all of the provisions of the Indenture. Reference is made to the full provisions of the Indenture for a complete description of the provisions of the Indenture. Capitalized terms used herein and not otherwise defined shall have the same meaning ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice of Default (section 6.01 and section 6.03).
     An “Event of Default” under the Indenture means the occurrence of any of the following events (whatever the reason for such event of default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or Governmental Authority):
     (1) default in the payment of interest, late fees, penalties or similar amounts on any Note or otherwise under the Note Documents when the same becomes due and payable and such default continues for a period of 10 days;
     (2) default in the payment of all or any part of the principal, or premium, if any, on the Notes when and as the same becomes due and payable at maturity, upon redemption, by acceleration, or otherwise;
     (3) any representation or warranty made to the holders of the Notes by the Company or any Note Guarantor in any Restructuring Document proves to have been untrue in any material respect when made;
     (4) failure by the Company to comply with section 4.02 of the Indenture;
     (5) failure by the Company or any Note Guarantor to observe or perform any covenant or agreement required to be observed or performed by it contained in the Notes or the Indenture, if such failure is not remedied within 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, specifying such default, requiring that it be remedied and stating that such notice is a “Notice of Default;”
     (6) one or more final, non-appealable judgments or orders not fully covered by insurance shall be entered against the Company or any Note Guarantor for the payment of money in excess of US$10,000,000 in the aggregate for all such judgments or orders against such persons, (treating any deductibles, self-insurance or retention as not so covered), and shall not be paid or discharged within five Business Days;
     (7) any Note Document (including, specifically, any Subsidiary Guarantee) shall be found by a court of competent jurisdiction to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Note Guarantor, or any Person acting on behalf of any Note Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee or any Note Document to which it is a party;
     (8) the Company or any Note Guarantor shall (i) admit in writing its inability to pay its debts as they become due, (ii) file, or consent by answer or otherwise to the filing against it of, a petition for relief or reorganization or arrangement or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy, insolvency, reorganization, moratorium or other similar Bankruptcy Law of any jurisdiction (including a concurso mercantil proceeding), (iii) make a general assignment for the benefit of its creditors, (iv) consent to the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to it or with respect to any substantial part of its property, (v) be adjudicated insolvent, or to be liquidated, or (vi) take corporate action for the purpose of any of the foregoing;
     (9) a court or Governmental Authority of competent jurisdiction shall enter an order appointing, without consent by the Company or a Note Guarantor, a custodian, receiver, trustee or other officer with similar powers with respect to such Person or with respect to any substantial part of its property, or constituting an order for relief or approving a petition for relief or reorganization or any other petition in bankruptcy or for liquidation or to take advantage of any Bankruptcy Law of any jurisdiction, or ordering the dissolution, winding-up or liquidation of the Company or any Note Guarantor, or any such petition shall be filed against the Company or any Note Guarantor and not be dismissed within 60 days; or
     (10) there shall have occurred and be continuing an event of default under any Other Material Indebtedness of the Company or any Note Guarantor that does not otherwise constitute an Event of Default hereunder (i) caused by a failure to pay principal, premium or interest when due under such Other Material Indebtedness (including as a result of acceleration by the holders of such Other Material Indebtedness (or by a trustee or agent on their behalf) before its Stated Maturity or before its regularly scheduled dates of payment), or (ii) that involves any other failure to perform or comply with any other term of such Other Material Indebtedness which has not been remedied or waived within the applicable grace period from the date an Officer of the Company provided (or was required by Section 4.02 of the Indenture to provide) notice thereof to the Trustee; provided, that if any waiver of any such event of default is granted by the holders of such Other Material Indebtedness prior to any remedial action (other than an acceleration which has been rescinded) being taken by Holders of the Notes in respect thereof, such Event of Default shall be deemed to have been remedied;
     Section 6.02 of the Indenture provides that if any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default as described in clause (8) or (9) above, the Notes shall become immediately due and payable without further action or notice. Notwithstanding the foregoing, Section 6.02 provides that any such declaration may be rescinded within 60 days by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes. Holders of the Notes may not enforce this Indenture or the Notes except as provided in this Indenture.

     Section 6.03 of the Indenture provides that if an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or the Indenture. The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy arising upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law. If an Event of Default occurs, the Company shall deliver to the Trustee the notice required by section 4.02 of the Indenture. Section 4.02 of the Indenture provides that the Company shall notify the Trustee of the occurrence of any Default or Event of Default within five (5) Business Days after the Company becomes aware of such occurrence. Each notice under Section 4.02 of the Indenture shall be accompanied by a written statement of an officer of the Company (i) setting forth details of the occurrence referred to therein and stating what action the Company or the relevant Guarantor proposes to take with respect thereto and the time frames in which such actions shall be taken, and (ii) describing any and all clauses or provisions of the Indenture, the Note Documents, or other Restructuring Document that have been (or foreseeably will be) breached or violated in connection therewith. Noncompliance with section 4.02 of the Indenture constitutes an Event of Default under the Indenture as described in clause (4) above.
     Section 6.04 of the Indenture provides that the Holders of a majority in aggregate principal amount of the Notes then outstanding may, by notice to the Trustee, on behalf of the Holders of all of the Notes, waive any Default or Event of Default and its consequences (including any acceleration, subject to Section 6.02).
(b)	Execution and Authentication; Application of Proceeds (section 2.01).
     Section 2.01 of the Indenture provides that the Company has authorized the issuance of Notes of up to a maximum principal amount of US$250,000,000. The Notes and the Trustee’s certificate of authentication shall be substantially in the form annexed to the Indenture as Exhibit A with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange or securities depository agreements to which the Company is subject. The Company shall approve the form of the Notes and any notation, legend or endorsement on the Notes. Each Note issued shall be dated the date of its authentication. The terms and provisions contained in the form of the Notes annexed to the Indenture as Exhibit A shall constitute, and are thereby expressly made, a part of the Indenture. To the extent applicable, the Company and the Trustee, by their execution and delivery of the Indenture, expressly agree to such terms and provisions and to be bound thereby.
     Notes shall be issued as one or more global notes in registered form substantially in the form of Exhibit A to the Indenture bearing the legend set forth in section 2.02 of the Indenture or, pursuant to section 2.07(c) of the Indenture, as certificated notes in registered form substantially in the form set forth on Exhibit A to the Indenture, except that such notes will not bear the legend applicable to the Global Notes. The aggregate principal amount of the Global Notes may be increased or decreased from time to time by adjustments made on the records of the Trustee, as custodian for the Depositary or its nominee.
     The Notes shall be typed, printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Notes may be listed, all as determined by the Officers executing such Notes, as evidenced by their execution of such Notes.
     Section 2.03 of the Indenture provides that the Notes shall be executed by two Officers of the Company. The signature of any Officer on the Notes may be by facsimile or manual signature in the name and on behalf of the Company. If any Officer whose signature is on a Note no longer holds that office at the time the Trustee or authenticating agent authenticates the Note, the Note shall be valid nevertheless. A Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. At any time and from time to time after the execution of the Indenture, the Trustee or an authenticating agent shall, upon receipt from the Company of an order to do the same, authenticate for original issue Notes in the aggregate principal amount specified in such order up to the maximum principal amounts at maturity specified in section 2.01 of the Indenture; provided, that the Trustee shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel of the Company in connection with such authentication of Notes. The Trustee may appoint an authenticating agent to authenticate Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent has the same rights as an agent to deal with the Company or an Affiliate of the Company. The Notes shall be issuable only in denominations of US$1.00 and any integral multiple thereof.
     There will be no proceeds from the issuance of the Notes.

(c)	Release or Release and Substitution of Property Subject to the Lien of the Indenture; Termination of Guaranty.
     The Notes are unsecured obligations of the Company. Section 9.01(a)(iii) of the Indenture provides that, without the consent of any Holder of Notes, the Company and the Trustee may amend or supplement the Indenture and the Notes to provide for the assumption of the Company’s or any Note Guarantor’s Obligations to the Holders of the Notes in the case of a permitted merger, consolidation or combination of the Issuer or any Note Guarantor into or with any other Person. Section 9.02(e)(viii) of the Indenture provides that, without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder), release any Note Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture.
(d)	Satisfaction and Discharge of the Indenture (section 12.01).
     Section 12.01 of the Indenture provides that the Indenture shall be discharged and shall cease to be of further effect as to all Notes issued hereunder, when:
     (1) either (A) all Notes that have been authenticated (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or (B) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or shall become due and payable within one year and the Company or any Note Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as shall be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;
     (2) the Company or any Note Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and
     (3) the Company has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.
     In addition, the Company must deliver (a) an Officer’s Certificate to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied and (b) an Opinion of Counsel to the Trustee stating that the conditions precedent to satisfaction and discharge set forth in Section 12.01(a)(i) and (iii) have been satisfied. Notwithstanding the satisfaction and discharge of the Indenture, if money shall have been deposited with the Trustee pursuant to Section 12.01(a)(i)(B), the provisions of Section 12.02 shall survive.
(e)	Compliance Certificate (section 15.04).
     Section 15.04 of the Indenture provides that upon any request or application by the Company to the Trustee to take any action under the Indenture (other than the initial issuance of the Notes), the Company shall furnish to the Trustee upon request: (1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in section 15.07 of the Indenture) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in section 15.07 of the Indenture) stating that, in the opinion of such counsel, all such conditions precedent and covenants of a legal nature have been satisfied.
     Section 15.07 of the Indenture provides that each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture (other than a certificate provided pursuant to section 314(a)(4) of the Act) shall comply with the provisions of section 314(e) of the Act and shall include: (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been satisfied; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

     Pursuant to section 6.03(c) of the Indenture, if an Event of Default occurs, the Company shall deliver to the Trustee the notice required by section 4.02 of the Indenture. Section 4.02 of the Indenture provides that the Company shall notify the Trustee of the occurrence of any Default or Event of Default within 5 Business Days after the Company becomes aware of such occurrence. Each notice under section 4.02 of the Indenture shall be accompanied by a written statement of an Officer of the Company (1) setting forth details of the occurrence referred to therein and stating what action the Company or the Note Guarantor proposes to take with respect thereto and the time frames in which such actions shall be taken, and (2) describing any and all clauses or provisions of the Indenture, the Note Documents, or other Restructuring Document that have been (or foreseeably will be) breached or violated in connection therewith.
9. Other obligors.
     The New Notes will be guaranteed by the following subsidiaries of the Company:

Name	Address

Administración Corporativa de Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Ponderosa Industrial de México, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Empaques de Cartón Titán, S.A. de C.V.	Miguel Barragán No. 307 Pte,
Col. 15 de Mayo
Monterrey, Nuevo León
Compañía Norteamericana de Inversiones en Celulosa	Potasio 150, Ciudad Industrial
y Papel, S.A. de C.V.	Durango, Durango
United Mexican States 34220
Paper International, Inc.	700 North Sam Houston Road
Mesquite, Texas 75149-2736
USA
Reciclajes Centauro, S.A. de C.V.	Poniente 140 No. 840
Colonia Industrial Vallejo
02300 México, D.F.
Porteadores de Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Líneas Aéreas Ejecutivas de Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Inmobiliària Industrial Tizayuca, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Servicios Industriales Tizayuca, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Atenmex, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Atensa, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Administradora Industrial Durango, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Cartonpack Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220

Name	Address

Eyemsa Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Ectsa Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Administración Industrial Centauro, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Mexpape, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Fapatux, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Servicios Pipsamex, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Formatodo Industrial, S.A. de C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
Fiber Management of Texas, Inc.	11498 Luna Road
Farmers Branch, TX 75234
Grupo Pipsamex, S.A. de C.V.	Poniente 140 No. 840
Colonia Industrial Vallejo
02300 México, D.F.
McKinley Paper Company	11498 Luna Road
Farmers Branch, TX 75234
Summafibers, Inc.	11498 Luna Road
Farmers Branch, TX 75234
Empresas Titán, S.A. DE C.V.	Potasio 150, Ciudad Industrial
Durango, Durango
United Mexican States 34220
     Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 14, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Wilmington Trust FSB, as Trustee, under the Indenture to be qualified. Incorporated by reference to Form T-1 filed as an exhibit to the Company’s Form T-3 filed with the Securities and Exchange Commission on June 24, 2009.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit T3A.	The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B.

Exhibit T3B.	Convenience translation of Company’s bylaws. Incorporated by reference to Exhibit T3B to the Company’s Form T-3 filed with the Securities and Exchange Commission on June 24, 2009.

Exhibit T3C-1.	Form of Note Indenture.

Exhibit T3D.	Not applicable.

Exhibit T3E-1.
Disclosure Statement sent in connection with the Plan of Reorganization. Incorporated by reference to Exhibit T3E-1 to the Company’s Form T-3 filed with the Securities and Exchange Commission on June 24, 2009.

Exhibit T3F.
A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in T3C-1).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Corporación Durango, S.A.B. de C.V., a corporation organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Durango, and State of Durango, Mexico, on July 22, 2009.

CORPORACIÓN DURANGO, S.A.B. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Chief Financial Officer

PONDEROSA INDUSTRIAL DE MEXICO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

EMPAQUES DE CARTON TITÁN, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ADMINISTRACION CORPORATIVA DE DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

COMPAÑIA NORTEAMERICANA DE INVERSIONES EN CELULOSA Y PAPEL, S.A. DE C.V.
By:	/s/ Teresa Fernández Escárzaga
	Name:	Teresa Fernández Escárzaga
	Title:	Attorney in Fact

PAPER INTERNATIONAL, INC.
By:	/s/ Isaac Rosas Arzola
	Name:	Isaac Rosas Arzola
	Title:	President

RECICLAJES CENTAURO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

PORTEADORES DE DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincon Velasco
	Title:	Attorney in Fact

INMOBILIARIA INDUSTRIAL TIZAYUCA, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

SERVICIOS INDUSTRIALES TIZAYUCA, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ATENMEX, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ATENSA, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ADMINISTRADORA INDUSTRIAL DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

CARTONPACK INDUSTRIAL, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ECTSA INDUSTRIAL, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

EYEMSA INDUSTRIAL, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

ADMINISTRACION INDUSTRIAL CENTAURO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

MEXPAPE, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

FAPATUX, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

SERVICIOS PIPSAMEX, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

FORMATODO INDUSTRIAL, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

FIBER MANAGEMENT OF TEXAS, INC.
By:	/s/ Isaac Rosas Arzola
	Name:	Isaac Rosas Arzola
	Title:	President

GRUPO PIPSAMEX, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

MCKINLEY PAPER COMPANY
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Chief Financial Officer

SUMMAFIBERS, INC.
By:	/s/ Martín Rincón Arredondo
	Name:	Martín Rincón Arredondo
	Title:	President

EMPRESAS TITAN, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact

LINEAS AEREAS EJECUTIVAS DE DURANGO, S.A. DE C.V.
By:	/s/ Mayela Rincón de Velasco
	Name:	Mayela Rincón de Velasco
	Title:	Attorney in Fact